

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2023

Kurt Workman
Chief Executive Officer
Owlet, Inc.
3300 North Ashton Boulevard, Suite 300
Lehi, Utah 84043

> **Re: Owlet, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 26, 2023**
> **File No. 333-271459**

Dear Kurt Workman:

We have limited our review of your registration statement to those issues we have addressed in this comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-3, Filed April 26, 2023

General

1. You do not appear to be eligible to use Form S-3 for the proposed transaction. In this regard, we note that your periodic report on Form 8-K, filed December 6, 2022, regarding the deficiency letter received from the NYSE on November 29, 2022 was due on December 5, 2022. See General Instruction B.1 to Form 8-K. To be eligible to use Form S-3, registrants must timely file all required reports during the twelve calendar months prior to the filing of the registration statement, subject to certain limited exceptions. See General Instruction I.A.3(b) of Form S-3. Please amend to register this offering on Form S-1 or provide us with your analysis regarding how Owlet, Inc. meets the eligibility requirements to file on Form S-3.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Benjamin Richie at 202-551-7857 or Margaret Schwartz at 202-551-7153 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Drew Capurro